Exhibit 3.3

AMENDMENT NO. 3

TO THE

DECLARATION OF TRUST

OF

PMC COMMERCIAL TRUST

The Declaration of Trust of PMC Commercial Trust, a Texas real estate investment trust (the “Trust”), as amended (the “Declaration of Trust”), was further amended by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Trust on April 28, 2014, as follows:

1.             Article Eight, paragraph (a), of the Declaration of Trust is hereby amended in its entirety and the following is substituted therefor:

The beneficial interests in the Trust shall be divided into shares. The Trust shall have authority to issue 1,000,000,000 shares, par value $.01 per share, of beneficial interest (the “Shares”) and shall consist of common Shares and such other types of classes of securities of the Trust as the Trust Managers may create and authorize from time to time and designate as representing a beneficial interest in the Trust. Shares may be issued for such consideration as the Trust Managers determine or, if issued as a result of a Share dividend or Share split, without any consideration, in which case all Shares so issued shall be fully paid and nonassessable.

2.             The foregoing amendment was recommended by the Board of Trust Managers and approved by the shareholders of the Trust effective April 28, 2014.

3.             The amendment was approved in accordance with Section 200.056 of the Texas Business Organizations Code and the Declaration of Trust.

[Signature page follow]

IN WITNESS WHEREOF, this Amendment No. 3 to the Declaration of Trust of the Trust has been executed this 28th day of April 2014.

PMC COMMERCIAL TRUST

By:	/s/ Jan F. Salit
Jan F. Salit
President